Mail Stop 3561   June 7, 2007

Scott Gallagher
Chief Executive Officer
FTS Group, Inc.
7610 West Hillsborough Avenue
Tampa, Florida 33615

> **Re: FTS Group, Inc.**
> **Amendment No. 5 to Registration Statement on Form SB-2**
> **Filed May 8, 2007**
> **File No. 333-133749**

Dear Mr. Gallagher:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please feel free to call us at the telephone numbers listed at the end of this letter.

Narrative to Summary Compensation Table, page 22

Employment Agreements for Each Named Executive Officer

1. Your discussion refers to both consulting and employment agreements with each of Messrs. Gallagher and Rasmussen. Please clarify which of these agreements you have, the differences between them and their duration.

2. Clarify whether Mr. Gallagher's eligibility for stock and cash bonuses is also governed by the targets you set forth under the description of Mr. Rasmussen's employment agreement. If not, explain what parameters of the "performance of the Company" determines his eligibility to receive cash or stock.

3. Please explain in further detail how cash and stock bonuses are awarded in accordance with the targets you set forth. In this regard, we note that both Mr. Gallagher and Mr. Rasmussen received cash bonuses last year; please explain how they were eligible to receive these and how the amounts and forms of compensation were arrived at. For example, can a cash bonus be exchanged for a stock bonus or vice versa if the requisite targets are met?

Outstanding Equity Awards at Fiscal Year-End, page 22

4. Please reconcile the disclosure that appears here with that which appears on page 3 where you state that you have options outstanding that expire on July 27, 2007. If there options outstanding but none that have been issued to any named executive officers, please advise accordingly.

Consolidated Balance Sheets, page F-3

5. Please update your financial statements to include the next unaudited interim period and update MD&A and other financial information, as applicable. See Rules 310(g) and 3-12 of Regulation S-X.

6. Please advise or revise to include the term cumulative in your description of the Series A convertible preferred stock. We refer you to the discussion on page 15 which states dividends are cumulative.

(1) Summary of Significant Accounting Policies, page F-7

(8) Concentration of Credit Risk, page F-9

7. Please expand your disclosure to discuss any existing concentration risks concerning wireless handset and satellite equipment purchases and the potential impact that may result from changes in the availability of these resources. We refer you to the discussion of Bright Point and EchoStar on page 17. See paragraph 22 of SOP 94-6.

(10) Options and Warrants, page F-11

8. This note discloses that 598,000 stock options expired prior to January 1, 2006. On page 3 you also disclose the same number of options will expire on July 27, 2007. If you have stock options outstanding as of January 1, 2006, please revise your footnotes and MD&A to disclose the effects of the first time adoption of SFAS No. 123(R). See SAB Topic 14H and 14N. Please also include the disclosures required by paragraphs 64, 65, 84 and 85 of SFAS No. 123(R), as applicable. If all stock options expired prior to adoption on January 1, 2006 and there is no impact of adopting SFAS 123(R), please revise your disclosures to consistently state these facts.

9. Please disclose the fair value (in both share and monetary amounts) of the warrant settlement alternatives at each balance sheet date and how the change in the price of your common shares affects the settlement amounts. Please also disclose the reasons for any reclassifications of the warrants from liability to equity and the impact on the financial statements, if any. See paragraph 50 and 52 of EITF 00-

19. We notice a substantial decrease in the derivative liability for the comparative periods and Form 10-Q for the three months ended September 30, 2006 discloses an increase in the amount of authorized shares from 150,000,000 to 855,000,000.

(11) See World Satellite, Inc. Acquisition, page F-11

10. Please revise the unaudited pro forma information to include the comparative annual results of operations for 2005 and 2006 periods. See paragraph 54 of SFAS No. 141.

(17) Earnings Per Share, page F-12

11. If you determine you have outstanding stock options in the years presented and the options are potentially dilutive common shares in 2006, please revise your dilutive earnings per share calculations, as applicable.

(19) Restatement, page 13

12. Please expand your narrative to discuss the effects of the restatement on the consolidated statement of cash flows and reasons for errors not attributed to the warrant reclassification and remeasurement. For example, the restricted cash was not associated with the provisions of EITF 00-19.

13. Please clearly label the balance sheet and income statement tabular information as 2005 and include the "as reported" and "as corrected" per share amounts. See paragraph 24 of SFAS No. 154.

14. Please advise or revise the interim 2006 tabular information to exclude any adjustments resulting from the effects of the 2005 error corrections. We note certain tables adjust fiscal 2006 with restatement adjustments from 2005 and 2006. See paragraph 37 of APB 20 and paragraph 26 of SFAS No. 154. Please also include the "as reported" and "as corrected" per share amounts for the interim periods.

Recent Sales of Unregistered Securities, page 24

15. Please review this discussion to ensure that the dates you provide are accurate. For example, in your discussion of the December 29, 2005 private placement, you indicate that you issued an additional $440,000 of the convertible notes on January 4, 2005, when it would appear that you mean to refer to 2006. Similarly, you refer to this private placement as having closed in 2006 in the fifth paragraph of this discussion, when it would appear that you mean to refer to 2005. Also, please ensure that the discussion that appears under "Financings" on page 20 is consistent with this discussion; for example, it appears that you mention the

issuance of common stock relating to the December 29, 2005 private placement but it does not appear that you mention the issuance of the convertible notes. Please revise.

Exhibit 23.1

16. Please remember to update your accountant's consent as of a date within 30 days from the amended filing.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu at (202) 551-3240, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Amy M. Trombly, Esq.
    Fax: (617) 243-0066